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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------


                                 SCHEDULE 13E-3
                                (Amendment No. 3)
                                (Final Amendment)
                          ----------------------------




                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                          ----------------------------



                            J&L SPECIALTY STEEL, INC.
                                (Name of Issuer)
                          ----------------------------

                            J&L SPECIALTY STEEL, INC.
                              ICE ACQUISITION CORP.
                                     USINOR
                      (Name of Person(s) Filing Statement)
                          ----------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                          ----------------------------


                                   466046 10 9
                      (CUSIP Number of Class of Securities)

                          ----------------------------


       Patrick Letourneur                              Kirk F. Vincent
      ICE ACQUISITION CORP.                       J&L SPECIALTY STEEL, INC.
             USINOR                               One PPG Place 18th Floor
         13, cours Valmy                                P.O. Box 3373
 92070 La Defense Cedex, France              Pittsburgh, Pennsylvania 15230-3373
       011-331-41-25-61-88                             (412) 338-1600

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                          ----------------------------

                                 With Copies to:

John J. Madden, Esq.      Robert C. Treuhold, Esq.        Janice C. Hartman, Esq.
 Shearman & Sterling         Shearman & Sterling        Kirkpatrick & Lockhart LLP
599 Lexington Avenue   114, avenue des Champs-Elysees      1500 Oliver Building
 New York, New York          75008 Paris, France      Pittsburgh, Pennsylvania 15222
   (212) 848-4000            011-331-53-89-70-00              (412) 355-6500

        This statement is filed in connection with (check the appropriate box):
a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  |_| The filing of a registration statement under the Securities Act of 1933.
c.  |X| A tender offer.
d.  |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


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





                  This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is being filed by (i) Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), (ii) Ice Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Parent, and (iii) J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding shares (the "Shares") of common stock, $0.01 par value, of the Company not already owned by Parent or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

Item 10.  Interest in Securities of the Issuer.

                  Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

                  The Offer expired as scheduled at 12:00 midnight, New York City time, on Thursday, December 10, 1998. Based on a preliminary count, 17,182,323 Shares were tendered (of which 139,590 had been tendered pursuant to notices of guaranteed delivery) and accepted for payment, representing approximately 95.3% of the issued and outstanding Shares held by persons other than Parent and its subsidiaries. On Friday, December 11, 1998, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. In addition to the Shares acquired pursuant to the Offer, Parent owns 20,730,000 Shares, representing approximately 53.5% of the issued and outstanding Shares. As a result, Parent and Purchaser own approximately 97.8% of the issued and outstanding Shares. Parent intends to effect the Merger of Purchaser with and into the Company as promptly as practicable. Parent and Purchaser own a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's shareholders. Pursuant to the Merger, Shares of the Company that were not tendered into the Offer will be canceled and converted automatically into the right to receive $6.375 per share in cash, subject to dissenters rights. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A press release issued by Parent and the Company on December 11, 1998 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached as Exhibit (a)(9) to Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1, filed by Parent and Purchaser on December 14,
1998), and is incorporated herein by reference.

Item 17.      Material to Be Filed as Exhibits.

                  Item 17 of the Schedule 13E-3 is hereby amended by adding the following Exhibit:

         (d)(9) Joint Press Release issued by Parent and the Company on December 11, 1998 (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1, filed by Parent and Purchaser on December 14, 1998).

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



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 14, 1998


                                              ICE ACQUISITION CORP.

                                              By:      /s/ Robert Hudry
                                                   --------------------------
                                                   Name:  Robert Hudry
                                                   Title:  Vice President

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



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 14, 1998


                                          USINOR

                                          By:      /s/ Robert Hudry
                                               -------------------------------
                                               Name:  Robert Hudry
                                               Title: Chief Financial Officer

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 14, 1998


                                         J&L SPECIALTY STEEL, INC.

                                         By:      /s/ Eugene A. Salvadore
                                              -------------------------------
                                              Name: Eugene A. Salvadore
                                              Title: President and Chief
                                                           Executive Officer

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